UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

MIDWEST HOLDING INC.

(Name of Issuer)

Voting Common Stock, $0.001 par value per share

(Title of Class of Securities)

59833J107

(CUSIP Number)

A. Michael Salem

Xenith Holdings LLC

c/o Vespoint LLC

1075 Old Post Road

Bedford, New York 10506

(914) 205-3039

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2018

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 59833J107

1	NAME OF REPORTING PERSONS Vespoint LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF1
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,534,789[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,534,789
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,534,789
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.7%
14	TYPE OF REPORTING PERSON OO (limited liability company)

[1]	The securities over which the Reporting Persons have shared voting and dispositive power were purchased using investment funds from members of Xenith.
[2]	Consists of 1,500,000 shares of Series C Preferred Stock convertible into 72,854,474 shares of Common Stock and $19,100,000 of notes convertible into 927,680,315 shares of Common Stock. See Item 3.

CUSIP No. 59833J107

1	NAME OF REPORTING PERSON Xenith Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,534,789[4]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,534,789
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,534,789
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.7%
14	TYPE OF REPORTING PERSON OO (limited liability company)

[3]	The securities over which the Reporting Persons have shared voting and dispositive power were purchased using investment funds from members of Xenith.
[4]	Consists of 1,500,000 shares of Series C Preferred Stock convertible into 72,854,474 shares of Common Stock and $19,100,000 of notes convertible into 927,680,315 shares of Common Stock. See Item 3.

CUSIP No. 59833J107

1	NAME OF REPORTING PERSON A. Michael Salem
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO5
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,534,789[6]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,534,789
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,534,789
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.7%
14	TYPE OF REPORTING PERSON IN

[5]	The securities over which the Reporting Persons have shared voting and dispositive power were purchased using investment funds from members of Xenith.
[6]	Consists of 1,500,000 shares of Series C Preferred Stock convertible into 72,854,474 shares of Common Stock and $19,100,000 of notes convertible into 927,680,315 shares of Common Stock. See Item 3.

CUSIP No. 59833J107

1	NAME OF REPORTING PERSON Michael W. Minnich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO7
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,534,789[8]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,534,789
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,534,789
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.7%
14	TYPE OF REPORTING PERSON IN

[7]	The securities over which the Reporting Persons have shared voting and dispositive power were purchased using investment funds from members of Xenith.
[8]	Consists of 1,500,000 shares of Series C Preferred Stock convertible into 72,854,474 shares of Common Stock and $19,100,000 of notes convertible into 927,680,315 shares of Common Stock. See Item 3.

SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to the Voting Common Stock, $0.001 par value per share (the “Common Stock”) of Midwest Holding Inc., a Nebraska corporation (the “Issuer” or “Midwest”). This Amendment amends the Schedule 13D and Amendment No. 1 filed with the Securities and Exchange Commission (“SEC”) by Xenith Holdings LLC, a Delaware limited liability company, Vespoint LLC, a Delaware limited liability company. A. Michael Salem and Michael W. Minnich, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D and Amendment No. 1, as previously amended, filed with the SEC.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety as follows:

“On May 9, 2018, Midwest entered into a Loan, Convertible Preferred Stock and Convertible Senior Secured Note Purchase Agreement (the “Agreement”) with Xenith, a non-affiliated third party. All conditions to consummation of the Agreement, including approval of the transactions contemplated therein by the State of Nebraska Department of Insurance, were subsequently met and a closing was held pursuant to the Agreement on June 28, 2018 (the “Closing”).

At Closing, Xenith loaned a total of $600,000 to Midwest, repayable upon maturity in 10 years with cash interest of 4% per annum payable quarterly and accrued interest of another 4% per annum payable upon maturity. The loans were made under two notes of $500,000 and $100,000, respectively. The first $500,000 note is convertible, at Xenith’s election, into 24,284,825 shares of Midwest’s Common Stock which equates to approximately $0.02 per share. The remaining $100,000 note will also be convertible at the same rate into 4,856,965 shares of Midwest’s Common Stock if Midwest has adequate authorized Common Stock available which will require an amendment to its Articles of Incorporation under a proxy statement to be filed with Securities and Exchange Commission (“SEC”). The Agreement further provides that Xenith, in its sole discretion, may loan up to an additional $22,900,000 to Midwest. Any loans made by Xenith under this election (“Subsequent Loans”) will also be convertible into Midwest’s Common Stock at the rate of approximately $0.02 per share. The conversion of Subsequent Loans assumed that Midwest’s Articles of Incorporation were appropriately amended. This amendment required the approval of Midwest’s shareholders. Based on the Form 8-K filed by Midwest on November 16, 2018, this amendment was approved by Midwest’s shareholders. The notes are secured under a Security Agreement which is collateralized by all of the issued and outstanding shares of Midwest’s wholly owned insurance subsidiary, American Life and Security Corp. (“American Life”). Xenith has the right to foreclose on the collateral if Midwest commits an event of default under the notes. Defaults include Midwest’s failure to pay interest or principal on the notes when due, failure to observe any material provision of the Agreement, misrepresentations under the Agreement or bankruptcy or insolvency proceedings involving Midwest.

At the Closing, Midwest sold 1,500,000 shares of newly created Class C Preferred Stock to Xenith for $1,500,000. The Class C Preferred Stock is convertible, at Xenith’s election, into 72,854,474 shares of Midwest’s Common Stock at approximately $0.02 per share.

In connection with the Closing, Midwest’s Board of Directors adopted an amendment to Midwest’s Amended and Restated Articles of Incorporation to authorize the issuance of the 1,500,000 shares of Class C Preferred Stock issued and sold to Xenith as described in Item 3. The newly issued Class C Preferred Stock has the following characteristics and effects on holders of Midwest’s currently outstanding shares of Common Stock:

(a)	Number: 1,500,000 shares.

(b)

Rank: Senior to the Common Stock on liquidation with a liquidation preference of $1.00 per share or $1,500,000 in the aggregate. Holders of Common Stock would share in the assets of Midwest on liquidation only after the liquidation preference of the Class C Preferred Stock is satisfied.

(c)

Dividends: Subject to the availability of funds, dividends at the annual rate of 8% of the liquidation preference of $1,500,000 are payable to Xenith; if not paid the dividends accrue. Holders of Common Stock receive dividends only if declared by Midwest’s Board of Directors and then only if funds are legally available therefore.

(d)

Redemption: At any time after June 28, 2025 and subject to Nebraska law, Xenith may require Midwest to redeem the shares of Class C Preferred Stock at the liquidation preference (plus accrued dividends) or fair market value, whichever is greater. If the shares are not redeemed for any reason, a default interest rate of 12% per year begins.

(e)	Conversion: The Class C Preferred Stock is convertible into Common Stock, at Xenith’s election, at the rate of approximately $0.02 per share or a total of 72,854,474 shares of Midwest Common Stock.

(f)	Voting: The Class C Preferred Stock votes with the Common Stock as a single class on an “as converted” basis.

(g)

Election of Directors: Holders of Class C Preferred Stock voting as a separate class are entitled to elect five of eight members of Midwest’s Board of Directors. Holders of Common Stock are entitled to elect the other three. However, Xenith has indicated that it does not intend to make any immediate management or Board of Directors changes at Midwest. It does however have the right and made changes to the Board of Directors and management of Midwest’s wholly owned insurance subsidiary American Life.

(h)

Protective Provisions: The Preferred Stock has several protections against Midwest taking action that would adversely affect the rights of holders of Class C Preferred Stock such as mergers, liquidation, dilutive stock issuances, among others.

On October 10, 2018, Midwest issued a Senior Secured Convertible Promissory Note in the original principal amount of $1,000,000.00 to Xenith pursuant to the Agreement. This note is repayable upon maturity on April 20, 2028, on the same terms as the $500,000 note and the $100,000 note previously issued to Xenith by Midwest and are secured by the same collateral as those notes pursuant to the Security Agreement. The outstanding principal balance of the $1,000,000 note is convertible into 48,569,650 shares of Midwest’s Common Stock, at the option of the holder at any time prior to maturity, subject to adjustment in connection with dividends, splits, combinations, or other similar recapitalizations affecting Midwest’s Common Stock. Xenith has the same rights with respect to the $1,000,000 note as it does with respect to the $500,000 note and the $100,000 note previously issued to Xenith by Midwest. In connection with Midwest’s issuance of the $1,000,000 note Xenith and Midwest entered into a Waiver Agreement, pursuant to which Xenith agreed to waive the requirement in the Agreement that Midwest obtain stockholder approval of an amendment to its amended and restated articles of incorporation to increase its authorized shares of voting common stock prior to any additional loans being made under the Agreement.

On December 7, 2018, Midwest issued a Senior Secured Convertible Promissory Note in the original principal amount of $17,500,000.00 to Xenith pursuant to the Agreement. This note is repayable upon maturity on April 20, 2028, on the same terms as the $500,000 note, the $100,000 note and the $1,000,000 note previously issued to Xenith by Midwest and is secured by the same collateral as those notes pursuant to the Security Agreement. The outstanding principal balance of the $17,500,000.00 note is convertible into 849,968,875 shares of Midwest’s voting common stock, par value $0.001 per share, at the option of the holder at any time prior to maturity, subject to adjustment in connection with dividends, splits, combinations, or other similar recapitalizations affecting Midwest’s voting common stock. Xenith has the same rights with respect to the $17,500,000.00 note as it does with respect to the $500,000 note, the $100,000 note and the $1,000,000 note previously issued to Xenith by Midwest.

Xenith funded the loans and the purchase of the Class C Preferred Stock from working capital, which funds were originally obtained through one or more private placements conducted by Xenith.

The notes evidencing the loans and the Class C Preferred Stock are referred to collectively herein as the “Securities.” The Securities are convertible into Common Stock at any time.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

“(a) Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto, assuming all of the Securities are converted into Common Stock. The Reporting Persons collectively own an aggregate of 1,000,534,789 shares of Common Stock, assuming all of the Securities are converted into Common Stock. All Securities which are convertible into shares of Common Stock reported on this Schedule 13D were purchased by Xenith.

(b) Number of shares as to which each Reporting Person has, assuming all of the Securities are converted into Common Stock:

(i)	sole power to vote or to direct the vote: See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote: See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 10 on the cover page(s) hereto.

All percentages set forth in this statement are based on 22,860,701 shares of Common Stock issued and outstanding as of November 1, 2018 as reported in the Issuer’s Form 10-Q for the period ended September 30, 2018 and all of the Midwest Class C Preferred Stock owned by Xenith and all of notes issued by Midwest to Xenith being converted to shares of Common Stock.

(c) Transactions by the Reporting Persons in shares of Common Stock of the Issuer in the last 60 days are as follows:

There were no transactions in shares of Common Stock of the Issuer during the last 60 days and none of the Securities have been converted into shares of Common Stock during the last 60 days. Xenith acquired the Securities as described in Item 3 on June 28, 2018, October 10, 2018 and December 7, 2018.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.”

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and restated in its entirety as follows:

See Item 3, which is incorporated herein by reference, for a description of the contracts and agreements related to Xenith’s acquisition of the Securities.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit A -	Agreement as to joint filings pursuant to Regulation Section 240.13d-1(k)(1)(iii).

Exhibit B -

Loan, Convertible Preferred Stock and Convertible Senior Secured Note Purchase Agreement dated as of May 9, 2018 by and between Midwest and Xenith (incorporated herein by reference to Exhibit A to the Schedule 13D filed on July 12, 2018).

Exhibit C -	Employment Agreement by and between Salem and American Life dated June 28, 2018 (incorporated herein by reference to Exhibit A to the Schedule 13D filed on July 12, 2018).

Exhibit D -	Employment Agreement by and between Minnich and American Life dated June 28, 2018 (incorporated herein by reference to Exhibit A to the Schedule 13D filed on July 12, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 27, 2018

XENITH HOLDINGS LLC

By:	Vespoint LLC, its managing member

	By:	/s/ A. Michael Salem
	Name:	A. Michael Salem
	Title:	Co-Chief Executive Officer

VESPOINT LLC

By:	/s/ A. Michael Salem
	Name:	A. Michael Salem
	Title:	Co-Chief Executive Officer

/s/ A. Michael Salem
A. Michael Salem

/s/ Michael W. Minnich
Michael W. Minnich